SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 36)

                         ______________________________

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                   87927W10
       (Title of class of securities)                      (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                         April 28 through June 28, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 9
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  AF
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [ ]
------------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     ------------------------------------------ -------------------------------------
       NUMBER OF                    7               SOLE VOTING POWER:                                      85,863,185
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                 85,863,185

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,493,208,544

                            ------------------------------------------------------------------ -------------------------------------
------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:               [ ]

                            --------------------------------------------------------------------------------------------------------
------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       18.65%

------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO


                                       2

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                              [ ]
------------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     ------------------------------------------ -------------------------------------
       NUMBER OF                    7               SOLE VOTING POWER:                                          0
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
                            ------------------------------------------------------------------ -------------------------------------
------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:               [ ]

                            --------------------------------------------------------------------------------------------------------
------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       18.01%
                                                                                                                   (See Item 5)
------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO


           This Amendment No. 36 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

Item 2.  Identity and Background
         -----------------------

           On May 31, 2005, Edizione Holding purchased 364,800,000 ordinary shares of a nominal value of euro 1 each of Olimpia from Edizione Finance for a purchase price of euro 474,896,640. A copy of a press release issued on June 8, 2005 by Pirelli, Edizione Holding and Edizione Finance in connection with the transaction is filed as Exhibit 81, and a copy of a press release issued on June 8, 2005 by Pirelli, BCI, UCI, Hopa, Edizione Holding, Edizione Finance and Olimpia in connection with the transaction is filed as Exhibit 82.

           At a shareholders' meeting of Pirelli & C. held on April 28, 2005, the following twenty individuals were elected to the Board of Directors of Pirelli & C.: Mr. Marco Tronchetti Provera, Mr. Alberto Pirelli, Mr. Carlo Alessandro Puri Negri, Mr. Carlo Buora, Mr. Carlo Acutis, Mr. Gilberto Benetton, Mr. Carlo De Benedetti, Mr. Gabriele Galateri di Genola, Mr. Dino Piero Giarda, Mr. Berardino Libonati, Ms. Giulia Maria Ligresti, Mr. Massimo Moratti, Mr. Giovanni Perissinotto, Mr. Giampiero Pesenti, Mr. Carlo Secchi, Mr. Paolo Vagnone, Mr. Carlo Angelici, Mr. Franco Bruni, Mr. Mario Garraffo and Mr. Aldo Roveri. Of those twenty individuals, the following seven were not directors of Pirelli & C. prior to April 28, 2004: Mr. Carlo Angelici, Mr. Franco Bruni, Mr. Mario Garraffo, Mr. Dino Piero Giarda, Mr. Berardino Libonati, Mr. Aldo Roveri and Mr. Paolo Vagnone (collectively, the "April 2005 Pirelli & C. Directors"). The business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each of the April 2005 Pirelli & C. Directors are set forth on Schedule I. As of April 28, 2005, the following persons (each of whom has previously been reported to be a director of Pirelli & C.) were no longer members of the Board of Directors of Pirelli & C.: Mr. Giuseppe Gazzoni Frascara, Mr. Mario Greco, Mr. Georg F. Krayer, Mr. Luigi Orlando, Mr. Ennio Presutti, Mr. Vincenzo Sozzani and Mr. Frank Vischer.

           During the past five years, to the knowledge of Pirelli & C., none of the April 2005 Pirelli & C. Directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

           During the period between June 9, 2005 and June 27, 2005, Pirelli Finance (Luxembourg) S.A., a wholly-owned subsidiary of Pirelli & C., acquired an aggregate of 38,707,885 Telecom Italia Shares in market transactions effected on the Italian Stock Exchange. The average price per share of such Telecom Italia Shares was euro 2.568. Pirelli Finance (Luxembourg) S.A. used funds that were made available to it by Pirelli International Ltd., a wholly-owned subsidiary of Pirelli & C., to purchase such Telecom Italia Shares. Information in respect of each transaction involving the acquisition of Telecom Italia Shares is set forth on Schedule II.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

           After giving effect to the acquisition of the 38,707,885 Telecom Italia Shares referred to in Item 3, Pirelli & C. may be deemed to beneficially own an aggregate of 2,493,208,544 Telecom Italia Shares (including the 2,407,345,359 Telecom Italia Shares beneficially owned by Olimpia), representing approximately 18.65 % of the total number of Telecom Italia Shares reported to be issued and outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

           On June 28, 2005, Olimpia pledged 230,464,309 Telecom Italia Shares in favor of Banca Monte Dei Paschi Di Siena S.p.A. ("BMPS") pursuant to a pledge instrument, dated as of June 28, 2005. A copy of the pledge instrument is filed as Exhibit 83. The pledged shares secure certain obligations of Olimpia arising under a financing agreement between Olimpia and BMPS, dated as of June 28, 2004, pursuant to which BMPS agrees to lend to Olimpia an aggregate amount of up to 600,000,000 euro on the terms and conditions set forth therein. An English translation of the financing agreement is filed as Exhibit 84.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

81. Press Release of Pirelli, Edizione Holding and Edizione Finance, dated June 8, 2005. [English translation]

82. Press Release of Pirelli, BCI, UCI, Hopa, Edizione Holding, Edizione Finance and Olimpia, dated June 8, 2005. [English translation]

83. Pledge Instrument, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]

84. Financing Agreement, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]

                                  EXHIBIT INDEX

Exhibit No.

  81. Press Release of Pirelli, Edizione Holding and Edizione Finance, dated June 8, 2005. [English translation]

  82. Press Release of Pirelli, BCI, UCI, Hopa, Edizione Holding, Edizione Finance and Olimpia, dated June 8, 2005. [English translation]

  83.         Pledge Instrument, dated as of June 28, 2005, between Olimpia and
               BMPS. [English translation]

  84. Financing Agreement, dated as of June 28, 2005, between Olimpia and BMPS. [English translation]

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    July 29, 2005

                                   PIRELLI & C. S.p.A.


                                   By:    /s/ Anna Chiara Svelto
                                        ----------------------------------------
                                        Name:   Anna Chiara Svelto
                                        Title:  Attorney-in-fact

                                   OLIMPIA S.p.A.


                                   By:    /s/ Luciano Gobbi
                                        ----------------------------------------
                                        Name:   Luciano Gobbi
                                        Title:  Director and Attorney-in-fact

                                   SCHEDULE I

                   Additional Directors of Pirelli & C. S.p.A.
                   -------------------------------------------

The business address of each person listed below is c/o Pirelli & C. S.p.A., Via
G. Negri, 10, 20123 Milan, Italy.


------------------------------------- -------------------- ----------------------------------------------------
                NAME                      CITIZENSHIP                 PRESENT PRINCIPAL OCCUPATION
------------------------------------- -------------------- ----------------------------------------------------
Carlo Angelici                        Italian              Director, Stretto di Messina S.p.A.
------------------------------------- -------------------- ----------------------------------------------------
Franco Bruni                          Italian              Professor, Bocconi University; Director, Pioneer
                                                           Global Asset Management S.p.A.; Directo,
                                                           Unicredito Mobiliare S.p.A.; Saipem S.p.A.
------------------------------------- -------------------- ----------------------------------------------------
Mario Garraffo                        Italian              Consultant; Director, Recordati S.p.A.
------------------------------------- -------------------- ----------------------------------------------------
Dino Piero Giarda                     Italian              Professor, University of Milan "La Cattolica";
                                                           President, Bipelle Invetmenti S.p.A.; Director,
                                                           Acea S.p.A.
------------------------------------- -------------------- ----------------------------------------------------
Berardino Libonati                    Italian              Professor, University of Rome "La Sapienza";
                                                           Partner, Libonati-Jager; President, Swiss Re
                                                           Italia S.p.A.; Director, Acotel Group S.p.A.;
                                                           President, Unidroit; Director, Mediobanca S.p.A.;
                                                           President, Banca di Roma; Director, ESI S.p.A.
------------------------------------- -------------------- ----------------------------------------------------
Aldo Roveri                           Italian              Professor, University of Rome "La Sapienza".
------------------------------------- -------------------- ----------------------------------------------------
Paolo Vagnone                         Italian              President, Genialloyd; Managing Director, RAS
                                                           S.p.A.
------------------------------------- -------------------- ----------------------------------------------------

                                   SCHEDULE II

 Acquisitions by Pirelli & C. of Telecom Italia Shares - 6/09/05 through 6/27/05
 -------------------------------------------------------------------------------

------------------------------- ---------------------------- -------------------------------
       TRANSACTION DATE            NUMBER OF SECURITIES          PRICE PER SECURITY (1)
------------------------------- ---------------------------- -------------------------------
        6/09/05                         9,200,000                    2.572350
------------------------------- ---------------------------- -------------------------------
        6/10/05                         5,300,000                    2.583560
------------------------------- ---------------------------- -------------------------------
        6/13/05                         5,200,000                    2.589330
------------------------------- ---------------------------- -------------------------------
        6/14/05                         250,000                      2.597400
------------------------------- ---------------------------- -------------------------------
        6/17/05                         2,457,885                    2.596710
------------------------------- ---------------------------- -------------------------------
        6/20/05                         4,700,000                    2.568200
------------------------------- ---------------------------- -------------------------------
        6/22/05                         2,300,000                    2.566939
------------------------------- ---------------------------- -------------------------------
        6/23/05                         4,500,000                    2.540690
------------------------------- ---------------------------- -------------------------------
        6/24/05                         3,000,000                    2.521100
------------------------------- ---------------------------- -------------------------------
        6/27/05                         1,800,000                    2.486220
------------------------------- ---------------------------- -------------------------------


------------------
(1)  Prices are denominated in Euros, and exclude commissions and fees.